              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           PHOTOGEN TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   71932A-10-1
                                 (CUSIP Number)

                             Walter G. Fisher, Ph.D.
                        c/o Photogen Technologies, Inc.,
      7327 OAK RIDGE HIGHWAY, SUITE B, KNOXVILLE, TN 37931 (865/769-4012)
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 18, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 71932A-10-1

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(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification                                 Walter G. Fisher, Ph.D.
         Nos. of Above Persons
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(2)      Check the Appropriate Box if a                (a)                         X
         Member of a Group (See Instructions)               -------------------------------------------------------
                                                       (b)  -------------------------------------------------------

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(3)      SEC Use Only
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(4)      Source of Funds (See Instructions)                   00
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
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(6)      Citizenship or Place of Organization                 United States
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Number of Shares Beneficially               (7)  Sole Voting Power                      2,070,167(A)
Owned by Each Reporting Person
With                                        -----------------------------------------------------------------------
                                            (8)  Shared Voting Power                    0(A)

                                            -----------------------------------------------------------------------
                                            (9)  Sole Dispositive Power                 2,070,167

                                            -----------------------------------------------------------------------
                                            (10)  Shared Dispositive Power              0
-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             2,070,167(A)
-------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                    [X](A)
-------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                          5.5%
-------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   IN
-------------------------------------------------------------------------------------------------------------------


     (A) Reporting Person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement or an Amended and Restated Standby Agreement. See description of Amended and Restated Voting Agreement and Amended and Restated Standby Agreement in Item 4, below.

                              CUSIP No. 71932A-10-1

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(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification                        Walt Fisher 1998 Charitable
         Nos. of Above Persons                                Remainder Unitrust
-------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                (a)                                X
         Member of a Group (See Instructions)               -------------------------------------------------------
                                                       (b)  -------------------------------------------------------

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(3)      SEC Use Only

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(4)      Source of Funds (See Instructions)                   00

-------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)

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(6)      Citizenship or Place of Organization                 Illinois

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Number of Shares Beneficially               (7)  Sole Voting Power                      150,000(A)
Owned by Each Reporting Person
With                                        -----------------------------------------------------------------------
                                            (8)  Shared Voting Power                    0(A)

                                            -----------------------------------------------------------------------
                                            (9)  Sole Dispositive Power                 150,000

                                            -----------------------------------------------------------------------
                                            (10)  Shared Dispositive Power              0
-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             150,000(A)

-------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                    [X](A)

-------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                          .04%

-------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   OO

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     (A) Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement or an Amended and Restated Standby Agreement. See description of Amended and Restated Voting Agreement and Amended and Restated Standby Agreement in Item 4, below.

                              CUSIP No. 71932A-10-1

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(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification                        Fisher Family Investment
         Nos. of Above Persons                                Limited Partnership

-------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                (a)                                X
         Member of a Group (See Instructions)               -------------------------------------------------------
                                                       (b)  -------------------------------------------------------

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(3)      SEC Use Only

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(4)      Source of Funds (See Instructions)                   00

-------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)

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(6)      Citizenship or Place of Organization                 Delaware

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Number of Shares Beneficially               (7)  Sole Voting Power                      2,284,000(A)
Owned by Each Reporting Person
With                                        -----------------------------------------------------------------------
                                            (8)  Shared Voting Power                    0(A)

                                            -----------------------------------------------------------------------
                                            (9)  Sole Dispositive Power                 2,284,000

                                            -----------------------------------------------------------------------
                                            (10)  Shared Dispositive Power              0
-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             2,284,000(A)

-------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                    [X](A)

-------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                          6.1%

-------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   PN

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     (A) Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement or an Amended and Restated Standby Agreement. See description of Amended and Restated Voting Agreement and Amended and Restated Standby Agreement in Item 4, below.

Item 1.          SECURITY AND ISSUER.

         This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931.

Item 2.          IDENTITY AND BACKGROUND.

            Set forth below is the following information with respect to the person filing this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship.

I.
         a)       Walter G. Fisher, Ph.D.
         b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
         c) Employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
         d)       No criminal convictions (1)
         e)       No adverse civil judgments for violations of securities laws
         f)       United States

II.
         a)       Walt Fisher 1998 Charitable Remainder Unitrust (Walt Fisher,
                  Trustee)
         b) c/o Walter G. Fisher, Ph.D., Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
         c)       Charitable Remainder Trust
         d)       No criminal convictions (1)
         e)       No adverse civil judgments for violations of securities laws
                  (1)
         f)       Illinois

III.

         a)       Fisher Family Investment Limited Partnership, a family
                  limited partnership (Walt Fisher, General Partner)
         b) c/o Walter G. Fisher, Ph.D., Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
         c)       Investment partnership
         d)       No criminal convictions (1)
         e)       No adverse civil judgments for violations of securities laws
                  (1)
         f)       Illinois

            (1) During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Dr. Fisher acquired his Common Stock from the Issuer on May 16, 1997 as a result of the merger between Photogen, Inc. (of which he and four other investors were the sole stockholders) and a wholly-owned subsidiary of Issuer. The consideration for the Common Stock Dr. Fisher received from the Issuer was his interest in Photogen, Inc.

         Since May of 1997, none of the reporting persons have acquired any additional shares from the Issuer. The reporting persons have transferred a portion of their shares to various entities controlled by them or disposed of certain shares to third parties by gift or sale.

         In May and June 1998, in two separate private transactions, Dr. Fisher sold 20,000 shares of Common Stock to a third party at a sale price per share of $24.00, and 192,000 shares of Common Stock to a third party at a sale price per share of $.15. The buyer of the shares in each instance represented to Dr. Fisher that he acquired the shares for investment purposes and not with a view to the resale or distribution thereof in compliance with applicable securities laws.

         On June 3, 1998, in a private transaction, Dr. Fisher sold 63,333 shares of Common Stock to a third party. The buyer of the shares represented that he acquired the shares for investment purposes and not with a view to the resale or distribution thereof in compliance with applicable securities laws. The sale price per share was $8.21.

         On or about June 30, 1998, Dr. Fisher transferred 2,300,000 shares of Issuer's Common Stock to the Fisher Family Investment Limited Partnership. Dr. Fisher retains beneficial ownership of the shares held by the family partnership.

         In December 1998, Dr. Fisher transferred 150,000 shares to the Walt Fisher 1998 Charitable Remainder Unitrust and gifted 4,500 shares to third parties. Dr. Fisher is the sole trustee of the trust and retains beneficial ownership of all 150,000 shares transferred to the trust.

         In June 1999, Dr. Fisher gifted a total of 16,000 shares of Common Stock to various third parties.

Item 4.        PURPOSE OF TRANSACTION.

         The reporting persons previously filed Schedule 13Ds on February 25, 1998, May 12, 1998, July 27, 1998 and December 30, 1998 as members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-3. The members of the group are now filing individually pursuant to Rule 13(d)-1(k)(1)(i).

         The shares of Common Stock beneficially owned by the reporting persons are subject to an Amended and Restated Voting Agreement (which was attached as an Exhibit to Amendment No. 2 to Schedule 13D dated July 27, 1998) and further amended by Amendment No. 1 to Amended and Restated Voting Agreement on September 30, 1999 which is attached hereto as Exhibit No. 2 (the "Amended Agreement"). The Amended Agreement was entered into among Eric Wachter, Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., and John Smolik (the "Tennessee Stockholders") and Robert Weinstein, M.D. (the "Chicago Stockholder"). The Amended Agreement generally provides that the Tennessee Stockholders and Chicago Stockholder will vote shares of Common Stock beneficially owned by them (i) in accordance with the unanimous recommendation of the Board of Directors and with respect to any amendments to the Articles of Incorporation or Bylaws, (ii) to fix the number of directors at seven, (iii) to elect to the Board of Directors five persons nominated by holders of 80% of the shares of the Tennessee Stockholders and two persons nominated by holders of 80% of the shares of the Chicago Stockholder (and to remove any such director at the request of the stockholders who nominated him), and (iv) to fix the number of directors on the Board's Executive Committee at three, two of whom will be selected by the Tennessee Stockholders and one of whom will be selected by the Chicago Stockholder. Accordingly, the parties to the Amended and Restated Voting Agreement may be deemed to share voting power with respect to their shares.

         The shares of Common Stock beneficially owned by the reporting persons are also subject to an Amended and Restated Standby Agreement among John Smolik, Craig Dees, Walter G. Fisher, Timothy Scott, Eric A. Wachter, and Theodore Tannebaum. Mr. Smolik, Drs. Scott, Wachter, Dees and Fisher who as of September 1, 2000 collectively hold approximately 22,558,435 shares of the Issuer's Common Stock, have agreed not to sell or otherwise dispose of those shares for a period ending August 2001, without the prior written consent of Mr. Tannebaum. Under the Amended and Restated Standby Agreement, Mr. Tannebaum must consult with the placement agent for the Issuer's private placement of Series B Convertible Preferred Stock concerning any proposed disposition by those five individuals until December 31, 2000. The reporting persons disclaims beneficial ownership of all shares owned by Messrs. Tannebaum and Smolik, Drs. Dees, Scott and Wachter, or by the Issuer's placement agent.

            Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

         a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         j. Any action similar to any of those enumerated above.


Item 5.          INTEREST IN SECURITIES OF THE ISSUER.


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NAME OF ITEM OR PERSON            COMMON STOCK                 % OF CLASS (1)      VOTING POWER
                                  BENEFICIALLY OWNED
--------------------------------------------------------------------------------------------------------------
Walter G. Fisher, Ph.d.                     2,070,167(2)           5.5%            Sole(3)
--------------------------------------------------------------------------------------------------------
Walt Fisher 1998 Charitable                   150,000(2)           .04%            Sole(3)
Remainder Unitrust
--------------------------------------------------------------------------------------------------------
Fisher Family Investment                    2,284,000(2)           6.1%            Sole(3)
Limited Partnership
--------------------------------------------------------------------------------------------------------------


                                   SIGNATURE

         (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 37,383,386 shares of Common Stock of the Issuer outstanding as of September 1, 2000.

         (2) Excludes shares of Common Stock owned by other persons that are subject to the Amended and Restated Voting Agreement and Amended and Restated Standby Agreement described in Item 4, above.

         (3) Common Stock owned by the reporting person is subject to the Amended and Restated Voting Agreement and Amended and Restated Standby Agreement described in Iitem 4, above which requires such person to vote such shares or obtain the prior approval of Mr. Tannebaum prior to any disposition as specified therein.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Amended and Restated Voting Agreement and Amended and Restated Standby Agreement with the reporting person are described in Item 4, above. There are no other contracts, arrangements or understandings among any of the
Item 2 person made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.


Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Schedule 13D

1. Original Amended and Restated Voting Agreement entered into as of June 17, 1998, by and among Eric A. Wachter, Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., John Smolik and Robert J. Weinstein (incorporated by reference to Exhibit 2 of Amendment No. 2 to the Schedule 13D filing dated July 27, 1998).

2. Amendment No. 1 to Amended and Restated Voting Agreement entered into as of September 30, 1999 by and among Eric A. Wachter, Ph.D., Craig Dees, Ph.D. Walter G. Fisher, Ph.D., Tim Scott, Ph.D., John Smolik and Robert J. Weinstein and joined into by Photogen Technologies, Inc.

3. Amended and Restated Standby Agreement by and between Theodore Tannebaum, John T. Smolik, as President of the Issuer and individually, Craig Dees, Ph.D., Walter G. Fisher, Ph.D., Timothy Scott and Eric A. Wachter, Ph.D., dated November 9, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000


                                /s/ Walter G. Fisher
                              ------------------------------------------------
                              WALTER G. FISHER, PH.D., on his own behalf, as General Partner of the Fisher Family Investment Limited Partnership, and as Sole Trustee of the Walt Fisher 1998 Charitable Remainder Unitrust